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            SCHEDULE 13D - INFORMATION TO BE INCLUDED IN STATEMENTS
                 FILED PURSUANT TO RULE 13D-1(A) AND AMENDMENTS
                  THERETO FILED PURSUANT TO RULE 13D-2(A).*

-----------------
* As amended by Releases No. 34-15457, dated January 4, 1979, effective February 14, 979 (as corrected by Release No. 34-15457A, dated February 25,
  1979) and No. 34-14384, dated November 29, 1979, effective January 5, 1980.
  - Editor.

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT No. 2)*

                              CASINO AMERICA, INC.
                                (Name of Issuer)

                          COMMON STOCK, $.01 PAR VALUE
                          ----------------------------
                         (Title of Class of Securities)

                                  147575 10 4
                                  -----------
                                 (CUSIP Number)

                                ALLAN B. SOLOMON
                            EXECUTIVE VICE PRESIDENT
                          2200 CORPORATE BOULEVARD, NW
                           BOCA RATON, FLORIDA 33431
                                 (407) 995-6660
-------------------------------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)

                                OCTOBER 16, 1996
            -------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

         Check the following box if a fee is being paid with this statement
[ ]. ( A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

         Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d- 1(a) for other parties to whom copies are to be sent.

         * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover period.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities and Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes.)

                       (Continued on following pages)
                              Page 1 of 4 Pages
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
                                                          13D
  CUSIP No.  147575 10 4                                                                   Page 2 of 4 Pages
  1.       NAME OF REPORTING PERSON
           SS OR IRS IDENTIFICATION NO. OF ABOVE PERSON

           CROWN CASINO CORPORATION, 63-0851141

  2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                                     (a) [ ]
                                                                                                                 (b) [ ]
           N/A

  3.       SEC USE ONLY


  4.       SOURCE OF FUNDS*

           OO

  5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)                    [ ]

           N/A

  6.       CITIZENSHIP OR PLACE OF ORGANIZATION

           TEXAS

  NUMBER         7.     SOLE VOTING POWER
  OF SHARES
  BENEFICIALLY          0
  OWNED BY
  EACH           8.     SHARED VOTING POWER
  REPORTING
  PERSON
  WITH                  0


                 9.     SOLE DISPOSITIVE POWER

                        1,885,086

                 10.    SHARED DISPOSITIVE POWER

                        0

  11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           1,885,086

  12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*                                     [ ]

           N/A

  13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           8.1%

  14.      TYPE OF REPORTING PERSON*

           CO

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
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                       AMENDMENT No. 2 TO SCHEDULE 13D OF
                            CROWN CASINO CORPORATION



ITEM 1.    SECURITY AND ISSUER.

           This filing relates to the acquisition of shares by Crown Casino Corporation ("Crown") of the $.01 par value common stock (the "Common Stock") of Casino America, Inc. (the "Issuer"), a Delaware corporation, whose principal executive offices are located at 711 Washington Loop, Biloxi, Mississippi 39530.

           The following items of Schedule 13D are hereby amended:

ITEM 2.    PURPOSE OF TRANSACTION.

           Since the filing of Amendment No. 1 to Schedule 13D by Crown, Crown has made open market sales of the Common Stock of the Issuer, and also in October, Crown disposed of all of the stock purchase warrants owned by it (to purchase 833,334 shares).

ITEM 5.    INTEREST IN THE SECURITIES OF THE ISSUER.

           (a) As of October 29, 1996, Crown beneficially owns in the aggregate 1,885,086 shares of the Issuer's common stock, or approximately 8.1% of the Issuer's outstanding Common Stock.

           (b) Crown possesses sole dispositive power with respect to all of the securities of the Issuer beneficially owned by it. Crown has granted an irrevocable proxy to the Chairman of the Board, President and any Executive Vice President of the Issuer to vote all 1,885,086 shares beneficially owned by Crown. Crown does not share with any other person dispositive power with respect to any shares of the Issuer's Common Stock.

           (c) Between October 7, 1996 and October 21, 1996, Crown effected (through a registered broker/dealer) open market sales of an aggregate of 649,700 shares of the Issuer's Common Stock at prices ranging from $6.20 to $7.03125 per share. Also in October 1996, Crown sold a $10 million promissory note of the Issuer, to which the warrants to purchase 833,334 shares were attached. The warrants were transferred for no consideration.

           (d) Not applicable.

           (e) Not applicable.



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                                   SIGNATURE

           After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Date: October 29, 1996                          CROWN CASINO CORPORATION


                                        By:     /s/ Mark D. Slusser
                                                ----------------------------
                                                Mark D. Slusser
                                                Vice President Finance





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